Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. announces to its stockholders that the Board of Directors, which met on July 29, 2019, approved the payment, on August 23, 2019, of dividends to stockholders in the amount of R$0.7869 per share, complementary to the dividends monthly paid over the first half, based on the final stockholding position recorded on August 15, 2019. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. announces to its stockholders that the Board of Directors, which met on July 29, 2019, approved the payment, on August 23, 2019, of dividends to stockholders in the amount of R$0.7869 per share, complementary to the dividends monthly paid over the first half, based on the final stockholding position recorded on August 15, 2019. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations